UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

DUNE ENERGY, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

265338509

(CUSIP Number)

Jonathan D. Wasserman

Equity Group Investments, L.L.C.

2 North Riverside Plaza, Suite 600

Chicago, Illinois 60606

312-466-3505

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 22, 2011

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box    ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP No. 265338509	Schedule 13D	Page 2 of 12

(1)	Name of reporting persons. Zell Credit Opportunities Master Fund, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 2,523,527
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 2,523,527
(11)	Aggregate amount beneficially owned by each reporting person 2,523,527
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 6.5%
(14)	Type of reporting person (see instructions) PN

(1)	The Reporting Persons understand from the Issuer that the number of shares of Common Stock outstanding on December 22, 2011 was approximately 38,577,900.

CUSIP No. 265338509	Schedule 13D	Page 3 of 12

(1)	Name of reporting persons. Zell Credit Opportunities (GenPar), L.L.C.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 2,523,527
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 2,523,527
(11)	Aggregate amount beneficially owned by each reporting person 2,523,527
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 6.5%
(14)	Type of reporting person (see instructions) HC, OO – limited liability company

(1)	The Reporting Persons understand from the Issuer that the number of shares of Common Stock outstanding on December 22, 2011 was approximately 38,577,900.

CUSIP No. 265338509	Schedule 13D	Page 4 of 12

(1)	Name of reporting persons. EGI Investment Manager, L.L.C.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 2,523,527
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 2,523,527
(11)	Aggregate amount beneficially owned by each reporting person 2,523,527
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 6.5%
(14)	Type of reporting person (see instructions) OO – limited liability company

(1)	The Reporting Persons understand from the Issuer that the number of shares of Common Stock outstanding on December 22, 2011 was approximately 38,577,900.

CUSIP No. 265338509	Schedule 13D	Page 5 of 12

(1)	Name of reporting persons. SZ Investments, L.L.C.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 2,523,527
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 2,523,527
(11)	Aggregate amount beneficially owned by each reporting person 2,523,527
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 6.5%
(14)	Type of reporting person (see instructions) HC, OO – limited liability company

(1)	The Reporting Persons understand from the Issuer that the number of shares of Common Stock outstanding on December 22, 2011 was approximately 38,577,900.

CUSIP No. 265338509	Schedule 13D	Page 6 of 12

(1)	Name of reporting persons. Chai Trust Company, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Illinois
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 2,523,527
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 2,523,527
(11)	Aggregate amount beneficially owned by each reporting person 2,523,527
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 6.5%
(14)	Type of reporting person (see instructions) HC, OO – limited liability company

(1)	The Reporting Persons understand from the Issuer that the number of shares of Common Stock outstanding on December 22, 2011 was approximately 38,577,900.

CUSIP No. 265338509	Schedule 13D	Page 7 of 12

ITEM 1.	Security of the Issuer.

This Schedule 13D (this “Statement”) relates to the Common Stock, par value $0.001 per share (the “Common Stock”), of Dune Energy, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive office is located at Two Shell Plaza, 777 Walker Street, Suite 2300, Houston, Texas 77002.

ITEM 2.	Identity and Background.

(a-c) This Statement is being filed by the following beneficial owners of Common Stock: Zell Credit Opportunities Master Fund, L.P., a Delaware limited partnership (“ZCOF”); Zell Credit Opportunities (GenPar), L.L.C., a Delaware limited liability company (“GP”); EGI Investment Manager, L.L.C., a Delaware limited liability company (“Manager”); SZ Investments, L.L.C., a Delaware limited liability company (“SZI”); and Chai Trust Company, LLC, an Illinois limited liability company (“Chai Trust”). ZCOF, GP, Manager, SZI and Chai Trust are sometimes collectively referred to herein as the “Reporting Persons”.

ZCOF is a limited partnership and has no officers. GP is the general partner of ZCOF. Manager is the investment manager of ZCOF and GP.

The officers of each of GP and Manager are as follows:

Samuel Zell	President; Chairman and Chief Executive Officer of the Equity Group Investments division (“EGI”) of Chai Trust Company, LLC (“Chai Trust”)
William Pate	Vice President; President and Chief Investment Officer of EGI
Philip Tinkler	Vice President; Vice President, Chief Financial Officer and Chief Operating Officer of EGI
Kathleen Steele	Vice President; Managing Director of EGI
Jon Wasserman	Vice President; Vice President, Chief Legal Officer and Secretary of EGI

SZI is the managing member of GP. The officers of SZI are as follows:

Samuel Zell	President; Chairman and Chief Executive Officer of EGI
William Pate	Vice President; President and Chief Investment Officer of EGI
Philip Tinkler	Vice President; Vice President, Chief Financial Officer and Chief Operating Officer of EGI
Jon Wasserman	Vice President; Vice President, Chief Legal Officer and Secretary of EGI

The manager of SZI is Chai Trust. SZI and Manager are indirectly owned by various trusts established for the benefit of Samuel Zell and his family (the “Trusts”). The trustee of each of the Trusts is Chai Trust. The officers and managing directors of Chai Trust are as follows:

Donald J. Liebentritt	President and a Senior Managing Director of Chai Trust; Chief Restructuring Officer of Tribune Company
Kellie Zell	Senior Managing Director of Chai Trust. Ms. Zell also works as a homemaker
JoAnn Zell	Senior Managing Director of Chai Trust. Ms. Zell is a physician
Matthew Zell	Senior Managing Director of Chai Trust and a Managing Director of EGI
Robert M. Levin	Senior Trust Officer and a Senior Managing Director of Chai Trust. Mr. Levin is also a partner in the law firm Levin & Schreder Ltd., whose business address is 120 North LaSalle Street, Suite 3800, Chicago, Illinois 60602

CUSIP No. 265338509	Schedule 13D	Page 8 of 12

James Bunegar	Vice President, Chief Operating Officer, Assistant Trust Officer and Treasurer of Chai Trust. Mr. Bunegar is also the Vice President - Taxes of EGI
Philip Tinkler	Chief Financial Officer of Chai Trust. Mr. Tinkler is Vice President, Chief Financial Officer and Chief Operating Officer of EGI
Jon Wasserman	Senior Managing Director of Chai Trust. Mr. Wasserman is Vice President, Chief Legal Officer and Secretary of EGI

The business address of each Reporting Person, Samuel Zell, William Pate, Philip Tinkler, Kathleen Steele, Jon Wasserman, Donald Liebentritt, Kellie Zell, JoAnn Zell, Matthew Zell, Jon Wasserman and James Bunegar is Two North Riverside Plaza, Suite 600, Chicago, Illinois 60606.

(d) and (e) No Reporting Person has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f)	All of the executive officers and directors of each Reporting Person are United States citizens.

ITEM 3.	Source and Amount of Funds or Other Consideration.

Pursuant to the Offer to Exchange Relating to Any and All of its Outstanding 10  1/2% Senior Secured Notes due 2012 dated November 14, 2011 (a copy of which is attached hereto as Exhibit I and incorporated herein by reference), the Issuer consummated an exchange of its 10  1/2% Senior Secured Notes due 2012, effective December 22, 2011 (the “Exchange Offer”). In connection with the Exchange Offer, the Issuer issued to ZCOF 252,352,669 shares of Common Stock (in addition to Floating Rate Senior Secured Notes due 2016 (which are not convertible into Common Stock) and cash) in exchange for all of the $19,800,000 notional amount of the 10  1/2% Senior Secured Notes due 2012 of the Issuer held by ZCOF. Subsequent to the Exchange Offer, the Issuer implemented a 1-for-100 reverse stock split of its Common Stock. Accordingly, following the reverse stock split, the Reporting Persons beneficially owned 2,523,527 shares of Common Stock.

All funds used in the acquisition by the Reporting Persons of shares of Common Stock were obtained from the working capital of the Reporting Persons.

ITEM 4.	Purpose of the Transaction.

The Reporting Persons hold the 2,523,527 shares of Common Stock for the purpose of investment and in the ordinary course of business, and intend to review this investment on a continuing basis. Depending on various factors, including but not limited to each Reporting Person’s business, financial position, strategic direction and prospects, price levels of the Common Stock of the Issuer, conditions of the securities markets, and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including but not limited to changing their current intentions, with respect to any or all matters required to be disclosed in this Schedule 13D. Without limiting the foregoing, the Reporting Persons may, from time to time, acquire or cause their affiliates to acquire additional shares of Common Stock of the Issuer, dispose of some or all of their Common Stock of the Issuer or continue to hold the same (or any combination or derivative thereof). In addition, without limitation, the Reporting Persons may directly or indirectly engage in discussions with members of management, directors and stockholders of the Issuer and other parties concerning extraordinary corporate transactions (including but not limited to a merger, reorganization or liquidation) relating to the Issuer as well as concerning its business, operations, assets, strategy, future plans,

CUSIP No. 265338509	Schedule 13D	Page 9 of 12

prospects, corporate structure, board composition, management, capitalization, dividend policy, charter, bylaws, corporate documents and agreements. Except as set forth herein, or as would occur upon completion of any of the matters discussed herein, each of the Reporting Persons has no present plans or proposals that would relate to or result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D; provided that the Reporting Persons may, at any time, review or reconsider their position with respect to the Issuer and reserve the right to develop such plans or proposals.

ITEM 5.	Interest in Securities of the Issuer.

(a) and (b) The Reporting Persons understand from the Issuer that the number of shares of Common Stock outstanding on December 22, 2011 was approximately 38,577,900. The 2,523,527 shares of Common Stock beneficially owned by the Reporting Persons as of January 3, 2012, as to which each of ZCOF, GP, Manager, SZI and Chai Trust share voting and dispositive power, represent approximately 6.5% of the issued and outstanding shares of Common Stock of the Issuer, with such percentage calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. None of the Reporting Persons beneficially own any other shares of Common Stock of the Issuer.

(c) Except as set forth above in Item 3, during the last 60 days, no transactions in the Common Stock were effected by any Reporting Person, or to the best knowledge of any Reporting Person, any of the other persons set forth in Item 2.

(d) No person other than a Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of, Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses set forth in Items 2 and 3 hereof are incorporated by reference in their entirety.

Pursuant to the Exchange Offer (defined in Item 3 herein, attached hereto as Exhibit I and incorporated herein by reference) dated November 14, 2011 and effective December 22, 2011, the Issuer offered in exchange for $300 million in aggregate principal amount of its 10  1/2% Senior Secured Notes due 2012: (i) an aggregate of approximately 251 million shares of Common Stock (ii) an aggregate of 250,000 shares of Series C Convertible Preferred Stock, which automatically converted into an aggregate of approximately 3.537 billion shares of Common Stock on December 22, 2011, and (iii) at the Issuer’s option, either (a) $50 million aggregate principal amount of Floating Rate Senior Secured Notes due 2016 or (b) an aggregate cash payment of $50 million.

In connection with the Exchange Offer, the Issuer purchased from ZCOF all of the Issuer’s 10  1/2% Senior Secured Notes due 2012 held by ZCOF, for which ZCOF received 2,523,527 shares of Common Stock on December 22, 2011 (in addition to Floating Rate Senior Secured Notes due 2016 (which are not convertible into Common Stock) and cash), after giving effect to all of the Issuer’s restructuring transactions, including a 1-for-100 reverse stock split of its Common Stock.

Except as described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer.

CUSIP No. 265338509	Schedule 13D	Page 10 of 12

ITEM 7.	Material to be Filed as Exhibits.

1.	Offer to Exchange Relating to Any and All of its Outstanding 10 1/2% Senior Secured Notes due 2012 dated November 14, 2011(incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Issuer on November 14, 2011).
2.	Joint Filing Agreement dated January 3, 2012, attached as Exhibit 2 hereto

CUSIP No. 265338509	Schedule 13D	Page 11 of 12

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: January 3, 2012

ZELL CREDIT OPPORTUNITIES MASTER FUND, L.P.

By: ZELL CREDIT OPPORTUNITIES (GENPAR), L.L.C.

Its: General Partner

By: /s/ Philip G. Tinkler

Vice President

ZELL CREDIT OPPORTUNITIES (GENPAR), L.L.C.

By: /s/ Philip G. Tinkler

Vice President

EGI INVESTMENT MANAGER, L.L.C.

By: /s/ Philip G. Tinkler

Vice President

SZ INVESTMENTS, L.L.C.

By: /s/ Philip G. Tinkler

Vice President

CHAI TRUST COMPANY, LLC

By: /s/ Philip G. Tinkler

Chief Financial Officer

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

CUSIP No. 265338509	Schedule 13D	Page 12 of 12

EXHIBIT 2

JOINT FILING AGREEMENT

The undersigned agree that the statement on Schedule 13D with respect to the Common Stock, par value $0.001 per share, of Dune Energy, Inc., dated as of January 3, 2012, is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of them pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

DATED: January 3, 2012

ZELL CREDIT OPPORTUNITIES MASTER FUND, L.P.

By: ZELL CREDIT OPPORTUNITIES (GENPAR), L.L.C.

Its: General Partner

By: /s/ Philip G. Tinkler

Vice President

ZELL CREDIT OPPORTUNITIES (GENPAR), L.L.C.

By: /s/ Philip G. Tinkler

Vice President

EGI INVESTMENT MANAGER, L.L.C.

By: /s/ Philip G. Tinkler

Vice President

SZ INVESTMENTS, L.L.C.

By: /s/ Philip G. Tinkler

Vice President

CHAI TRUST COMPANY, LLC

By: /s/ Philip G. Tinkler

Chief Financial Officer